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                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

         Gerdau Ameristeel Corporation
         Hopkins Street South
         Whitby, Ontario
         L1N 5T1

ITEM 2   DATE OF MATERIAL CHANGE

         September 9, 2004

ITEM 3   NEWS RELEASE

         A press release was issued on September 9, 2004 and is attached as Schedule "A".

ITEM 4   SUMMARY OF MATERIAL CHANGE

         Gerdau Ameristeel Corporation ("Gerdau Ameristeel") announced on September 9, 2004 that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has entered into definitive agreements with Cargill, Incorporated and certain of its subsidiaries to purchase the fixed assets and working capital of four long steel product minimills, three wire processing facilities, and a grinding ball facility. The purchase price for the acquired assets is $266 million in cash, subject to adjustment for working capital fluctuations prior to the closing date.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         Gerdau Ameristeel announced on September 9, 2004 that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has entered into definitive agreements with Cargill, Incorporated and certain of its subsidiaries to purchase the fixed assets and working capital of four long steel product minimills, three wire processing facilities, and a grinding ball facility. The purchase price for the acquired assets is $266 million in cash, subject to adjustment for working capital fluctuations prior to the closing date.

         The agreement includes the assumption by Gerdau Ameristeel at the closing of substantially all of the liabilities of the businesses being acquired, including specific contractual obligations and selected employee liabilities. Gerdau Ameristeel has available cash and existing credit facilities that are sufficient to finance the transaction. Subject to satisfactory completion of anti-trust and other regulatory review, the transaction is expected to close before the end of 2004.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable


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ITEM 7   OMITTED INFORMATION

         No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Tom J. Landa, Vice-President, Finance, Chief Financial Officer and Secretary at (813) 207-2300.

ITEM 9   DATE OF REPORT

         September 14, 2004




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                                  SCHEDULE "A"


                            [GERDAU AMERISTEEL LOGO]


GERDAU AMERISTEEL ANNOUNCES AGREEMENTS TO ACQUIRE NORTH STAR STEEL ASSETS

Toronto, ON, September 9, 2004 - Gerdau Ameristeel Corporation (TSX: GNA.TO) today announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has entered into definitive agreements with Cargill, Incorporated and certain of its subsidiaries to purchase the fixed assets and working capital of four long steel product minimills in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; three wire rod processing facilities in Beaumont, Texas; Carrollton, Texas; and Memphis, Tennessee; and a grinding ball facility in Duluth, Minnesota. The integration of these operations will provide Gerdau Ameristeel's customers with expanded geographical coverage and a broader range of products.

The purchase price for the acquired assets is $266 million in cash subject to adjustment for working capital fluctuations prior to the closing date. The agreement includes the assumption by Gerdau Ameristeel at the closing of substantially all of the liabilities of the businesses being acquired, including specific contractual obligations and selected employee liabilities. Gerdau Ameristeel has available cash and existing credit facilities that are sufficient to finance the transaction. Subject to satisfactory completion of anti-trust and other regulatory reviews, the transaction is expected to close before the end of 2004.

The four North Star Steel minimills have an annual production capacity of approximately two million tons of long steel products, principally merchant bars, special bar quality steel, light structural shapes, reinforcing bar and wire rod. Customers include steel service centers, original equipment manufacturers and steel fabricators. The four downstream product manufacturing facilities have an annual production capacity of approximately 300,000 tons. The wire rod processing facilities produce reinforcing wire mesh, chain link fencing and industrial wire. The grinding ball facility produces grinding balls for crushing and processing of minerals in various mining industries.

Phillip Casey, president and CEO of Gerdau Ameristeel commented: "This transaction combines the professional talents and solid reputations of two exceptional organizations. The consolidation of the North Star team with Gerdau Ameristeel is a dynamic step in the continuing revitalization of the North American steel industry. This combination will provide new opportunities for the employees, customers and associated stakeholders of both companies."

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.4 million tons of mill finished steel product. Through its vertically integrated network of 11 minimills (including one 50% owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in



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a variety of industries, including construction, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

FOR MORE INFORMATION PLEASE CONTACT:

Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com

David Feider
Director of Media Relations
Cargill
(952) 742-6910
david_feider@cargill.com